Exhibit 17.1

September 13, 2005

Europa Trade Agency Ltd.
3715 West 14th Avenue
Vancouver, BC, Canada
V6R 2W8

Attention: Thomas Lamb

Dear Tom:

After careful consideration, I'm officially resigning as a board member of Europa Trade Agency Ltd.   This is to be effective September 13, 2005.

I have enjoyed my relationship with the company and wish it the best of luck in the future.

Yours truly,

/s/ Dan Turner

Dan Turner